Exhibit 4.16

UNSECURED PROMISSORY NOTE

DATED: September 9, 2021

To or to the order of:	PLANT-BASED INVESTMENT CORP. (“Lender”)

RECITALS:

A. The Lender has extended a loan (the “Loan”) to and in favour of the undersigned, GROWN ROGUE INTERNATIONAL INC., a company existing under the laws of Ontario (the “Borrower”).

B. The Borrower is making this promissory note (as the same may be amended or replaced from time to time, the “Note”) in favour of the Lender to evidence its indebtedness under the Loan and to set forth other terms and conditions in relation thereto.

FOR VALUE RECEIVED the Borrower hereby promises to pay, in accordance with the terms and conditions hereof, to or to the order of the Lender at the office of the Lender, Eight Hundred Thousand US Dollars (US. $800,000) (the “Principal Amount”) it being understood that the Principal Amount will be made in multiple advances of no less than $200,000 per advance unless otherwise determined by the Borrower and the Lender and is expected to be fully advanced no later than September 30,2021, and the Lender at its sole discretion may fully advance the balance up to the aggregate amount of US$800,000 at any time.

The following are the terms and conditions of this Note:

1.	PAYMENTS.

1.1	The Borrower will repay the outstanding Principal Amount, if any, together with any and all accrued and unpaid amounts due pursuant to Section 2 and Section 5 herein, on December 15, 2022 (the “Maturity Date”), such that all obligations under this Note will have been repaid in full on the Maturity Date. Upon the full payment of the Principal Amount on the Maturity Date together with all other amounts due and unpaid under this Note or in accordance with Section 2 or Section 5, this Note shall be automatically terminated and have no further force or effect.

2.	PRE-PAYMENTS BASED ON SALE OF CANNABIS PRODUCT.

2.1	The Lender shall be entitled to receive from the Borrower on the 15th day of each month, beginning on January 15, 2022 through to and including December 15, 2022 (each such 15th day of a calendar month, a “Payment Date”), an amount equal to the Pro Rata Percentage of the gross proceeds received from the sale during the prior calendar month (the “Sold Product”) of cannabis flower from the A-flower 2021 harvest obtained from the two licensed outdoor production facilities operated by Grown Rogue Gardens, LLC, the Borrower’s operating subsidiary (the “Harvest”), less 15% of such amount to account for costs of sales as accounted for under International Financial Reporting Standards (the “Harvest Payment Amount”).

For purposes of this Note, “Pro Rata Percentage” means a percentage determined with respect to the denominator being equal to the total volume in pounds obtained from the

Harvest and the numerator being equal to 2,000. For example, if the total volume in pounds of the Harvest is 4,000 pounds then the Pro Rata Percentage shall equal 50%.

2.2	The portion of the Harvest Payment Amount equal to US$400 multiplied by the Pro Rata Percentage of the total volume of pounds of the Sold Product for any calendar month (the “Pre-Payment Amount”) shall be applied to prepay the outstanding Principal Amount of the Note until such time as the Principal Amount is repaid in full.

2.3	Any amount of the Harvest Payment Amount that does not constitute part of the Pre-Payment Amount shall be treated as bonus payment under this Note. For greater certainty, if the Pro Rata Percentage is 40% and if the total gross sales during any calendar month is US$600,000 (being US$600/lb multiplied by a total volume of Sold Product of 1,000lbs), the Harvest Payment Amount shall equal US$204,000 (being the Pro Rata Percentage of US$600,000 multiplied by 0.85). Of that amount, US$160,000 shall be applied to the Principal Amount as the Pre-Payment Amount (being US$400/lb multiplied by 400lbs) and the balance of US$44,000 shall be paid to the Lender as a bonus payment under the Loan.

Notwithstanding the foregoing Sections 2.1, 2.2 and 2.3, should this Note be deemed to be a note that is subject to any applicable usury laws, it is the intention of the Lender and the Borrower to conform strictly to any such applicable usury laws. Accordingly, if Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall the Lender’s option be applied to the outstanding amount of advances made under this Note or be refunded to Borrower. For purposes hereof, “Highest Lawful Rate” shall mean in the event this Note is held to be a loan or note subject to any usury law, the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to the Lender and the Borrower in the Province of Ontario which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum non-usurious interest rate than applicable laws now allow.

2.4	If the Borrower is unable to complete the Harvest due to circumstances beyond its control, such as fire or drought, then this Section 2 shall become inoperative and no further Pre-Payment Amounts shall be paid to the Lender, and the Borrower shall be obligated to pay the Lender 15% interest on any unpaid Principal Amount due and owing on the Maturity Date.

3.	INTEREST RATE.

3.1	Unless otherwise stated herein, no interest will be payable upon the unpaid balance of the Principal Amount outstanding under this Note and any other amounts due and owing hereunder. Upon the occurrence and continuation of an Event of Default, until such time as all obligation then due and owing hereunder are paid in full, such amounts due and owing hereunder shall accrue interest at the Default Rate. For purposes of this Note, “Default Rate” shall mean 15% per annum

4.	REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender to enter into this Note, the Borrower for itself and for Grown Rogue Gardens LLC (the “Subsidiary”) agrees, represents and warrants to the Lender as follows on the date of this Note, which representations and warranties shall survive the execution and delivery of this Note:

4.1	Organization, Etc. Each of the Borrower and the Subsidiary are in good standing and duly organized under the laws of the jurisdiction of its formation and has the requisite power and authority to own its properties and to transact the business in which it is engaged in all places at which it engages in business. All actions heretofore taken, and agreements heretofore entered into by each of the Borrower and the Subsidiary in connection with this Note and the transactions contemplated hereby and thereby, were duly authorized and constitute actions and obligations of the Borrower.

4.2	Financial Statements. The financial statements available on the Borrower’s profile on www.SEDAR.com are, in all material respects, accurate and correct, prepared in accordance with International Financial Reporting Standards and accurately represent the financial condition of such of the Borrower and the Subsidiary; no materially adverse changes have occurred from April 30, 2021 to the date of this Note; and no material liabilities, contingent or otherwise, not shown or contemplated on said financial statements exist.

4.3	Power and Authority. The Borrower has the power and authority to execute, deliver and carry out the terms and provisions of this Note, and has taken all necessary corporate action to authorize the execution and delivery of this Note. This Note has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

4.4	No Conflicts. Neither the execution and delivery of this Note, any other instrument or agreement to be executed pursuant hereto, nor the consummation of the transactions herein contemplated, nor compliance with the terms and provisions hereof (i) will violate any provision of law or of any applicable regulation, order or decree of any court or governmental instrumentality or administrative body or agency, (ii) will conflict or will be inconsistent with, or will result in any breach of, any of the terms, covenants, conditions or provisions of any mortgage, indenture, deed of trust, agreement or other instrument to which the Borrower is a party or by which it may be bound or to which it may be subject, or (iii) will violate any provision of the articles of incorporation pursuant to which the Borrower was formed or any other organizational document thereof.

4.5	No Pending Legal Actions; Compliance with Laws. There are no claims, actions, suits or proceedings, pending or, to the knowledge of the Borrower, threatened, against, affecting or relating to, the Borrower or the Subsidiary or relating to any part of the Harvest before any court or governmental or administrative body or agency which might result in any Material Adverse Effect on the business, operations, properties or assets or in the condition, financial or otherwise on the Borrower or the Subsidiary. Each of the Borrower and the Subsidiary are not in default under any applicable statute, rule, order or regulation of any governmental authority, bureau or agency having jurisdiction over it which has or would have a Material Adverse Effect.

4.6	No Violation. Other than federal laws relating to cannabis in the United States, neither the Borrower nor the Subsidiary is in violation of, nor will the continued operation of its respective business as currently conducted violate, any applicable law, rule or regulation (including any zoning or building ordinance, code or approval or any building permits) which has or would have a Material Adverse Effect.

4.7	Binding Obligation. This Note when executed and delivered pursuant hereto, will constitute legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with the respective terms hereof and thereof (except as may be limited by bankruptcy, insolvency, reorganization, or moratorium or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally).

4.8	No Other Consent. In connection with the execution, delivery, performance, validity and enforceability of this Note or any other instrument, agreement or document to be executed and delivered hereunder or thereunder, no consent of any Person, and no consent, license, approval, authorization, registration or declaration with any governmental authority, bureau or agency is required.

4.9	Third Party Rights. Neither the Borrower nor the Subsidiary has transferred, assigned, or encumbered any rights heretofore acquired by them with respect to the Harvest, other than sales of cannabis flower by the Borrower and the Subsidiary in the ordinary course of its business, and no Person (other than the Borrower and the Subsidiary) has any rights of any kind in or to the Harvest. No rights, property or interests exist or will be granted to any third party which are in any way inconsistent with or adversely affect the Lender’s rights to receive payments under this Note from the Sold Product.

4.10	No Litigation. No litigation, suits, proceedings or claims exist or, to the knowledge of the Borrower, are threatened relating to the Borrower or the Subsidiary or to the Harvest or any Sold Product, or rights therein or thereto or otherwise, which would have a Material Adverse Effect on the rights granted to the Lender or for the Borrower to perform its obligations hereunder or under any other agreement to which it is a party.

4.11	No Pending Insolvency Proceeding. No insolvency proceedings of any nature are now pending or threatened by or against the Borrower or the Subsidiary.

4.12	Timely Performance. Each of the Borrower and the Subsidiary will duly and timely perform all of its respective material obligations and agreements hereunder and under any other material agreement to which it is a party and which relates to the operation of its business and its applicable obligations under this Note.

4.13	Accurate Information. There is no fact presently known to the Borrower or the Subsidiary which has not been disclosed to the Lender which Materially Adversely Effects, nor could reasonably be expected to Materially Adversely Effect, the property or the business, operations or condition (financial or otherwise) of the Borrower or the Subsidiary or the value or sufficiency of the Harvest.

4.14	For purposes of this Note:

“Licensed Person” shall refer to a Person that possesses a commercial cannabis license issued by the State of Oregon pursuant to the regulations implementing and any successor regulations thereto (the “Regulations”), the applicable cannabis tax laws (“CTL”), and regulations implementing the CTL and any successor regulations thereto (the “Tax Regulations”).

“Lien” shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, lien (statutory or other), charge, or other encumbrance of any kind or nature whatsoever (including, without limitation, pursuant to any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the laws of any jurisdiction to evidence any of the foregoing on personal or real property or fixtures.

“Material Adverse Effect” shall mean (a) a material adverse effect on the financial condition, results of operations, assets, liabilities (contingent or otherwise) or business of the Borrower or the Subsidiary, (b) a material impairment of the ability of the Borrower or the Subsidiary to fully and timely perform any of its material obligations under this Note, (c) a material impairment of the rights of or benefits or remedies available to the Lender under this Note, or (d) a material adverse effect on the value of the Harvest.

“Person” means any natural person, entity, corporation, company, association, partnership, limited liability company, joint venture, association, joint stock company, unincorporated organization, trust, individual (including personal representatives, executors and heirs of a deceased individual), nation, state, government (including governmental agencies, departments, bureaus, boards, divisions and instrumentalities thereof), trustee, receiver or liquidator.

5.	COVENANTS

5.1	Books and Records. The Borrower and the Subsidiary shall maintain, at all times and in accordance with good and generally accepted accounting principles that are customary in the commercial cannabis industry, true, full and complete books and records showing the financial transactions of the Borrower and the Subsidiary (including, without limitation, all documents relating to the purchase and sale of Sold Product) and the Borrower and the Subsidiary shall permit the Lender (or its designee) to examine the same at such time(s) during reasonable business hours as the Lender (or its designee) may request upon reasonable notice and to take excerpts therefrom and to make copies thereof until this Note has been paid in full together with all accruing and unpaid amounts due hereunder.

5.2	Notice of Legal Proceedings. The Borrower and the Subsidiary shall promptly give written notice to the Lender of all litigation and legal proceedings (which in any way may have a Material Adverse Effect on the Lender’s rights hereunder or under any documents referred to herein) or claims that may have a Material Adverse Effect on the Harvest or Sold Product or any of the rights of the Lender with respect thereto, and, where applicable, the Borrower or the Subsidiary shall appear in and defend any and all such actions and proceedings. In this regard, the Borrower and the Subsidiary shall defend the Harvest and any Sold Product against the claims and demands of all other parties where the failure to do so would reasonably be expected to have a Material Adverse Effect, and will keep the Harvest free and clear from all security interests or other encumbrances created by, through or under the Borrower and the Subsidiary which would prohibit the Borrower or Subsidiary from performing any of its obligations under this Note.

5.3	Corporate Existence; Compliance with Laws. The Borrower and the Subsidiary shall, at all times hereunder, maintain its corporate existence, and comply, in all material respects, with all laws, rules, regulations applicable to its business where the failure to do so would reasonably be expected to have a Material Adverse Effect.

5.4	Costs and Expenses; Taxes. The Borrower and the Subsidiary shall pay all actual, out-of-pocket costs and expenses incurred in connection the preparation of this Note and the enforcement of the rights of the Lender hereunder. Any reasonable attorneys’ fees, court costs and reasonable out-of-pocket expenses incurred by the Lender in connection with this Note shall be payable by the Borrower and the Subsidiary to the Lender immediately upon demand by the Lender.

5.5	Indemnity. The Borrower and the Subsidiary shall, at all times indemnify and hold the Lender (which shall include the shareholders, officers, directors, employees of the Lender) harmless from and against any and all liabilities, claims, demands, causes of action, losses, damages, expenses (including, without limitation, reasonable outside attorneys’ fees), costs, settlements, judgments or recoveries, unless a court of competent jurisdiction determines in a final and non-appealable judgment that any such claim results from the Lender’s gross negligence, fraud or willful misconduct, arising out of or resulting from (i) any breach of the representations, warranties, agreements or covenants made by the Borrower and the Subsidiary herein, (ii) any suit or proceeding of any kind or nature whatsoever against the Lender arising from or connected with the transactions contemplated by this Note or any of the documents, instruments or agreements to be executed pursuant hereto or any of the rights and properties assigned to the Lender hereunder, and/or (iii) any suit or proceeding that the Lender may deem necessary or advisable to institute, in the name of the Lender or the Borrower or the Subsidiary or both, against any other Person for any reason whatsoever to protect the title and/or the rights of the Lender hereunder, or any rights granted to the Lender, including reasonable outside attorneys’ fees and court costs and all other out-of-pocket costs and expenses incurred by the Lender, all of which shall be charged to and paid by the Borrower and the Subsidiary. The foregoing indemnity shall survive repayment of the Note and the termination of this Note for a period of two (2) years and the total liability of the Borrower and Subsidiary under this Section 5.5 shall not exceed the Principal Amount plus the Default Rate.

5.6	Notice of Events of Default. The Borrower and the Subsidiary shall give the Lender prompt written notice of all Events of Default under any of the terms or provisions of this Note.

5.7	Liability Insurance. During the term of this Note, the Borrower and the Subsidiary will maintain at its own expense, in addition to all legally required insurance, policies of insurance in such amounts and on such other terms and conditions as it reasonably determines are necessary with regard to its business, provided that the amounts and other terms and conditions of such policies must be at least equivalent to its existing policies. Each of the Borrower and the Subsidiary will provide, upon written request of the Lender, proof of its insurance coverage (such as a certificate of insurance executed by an authorized representative of the Borrower and/or the Subsidiary). The Borrower shall provide the Lender with thirty (30) days written notice of any expected cancellation or reduction of any insurance policies of the Borrower or the Subsidiary.

5.8	Change of Control Neither the Borrower nor the Subsidiary shall cause, permit, or suffer, directly or indirectly, any Change of Control. “Change of Control” shall mean any of the following: (i) the acquisition by an arm’s length third party, directly or indirectly, by way of takeover bid, amalgamation, plan of arrangement or other process (other than a subscription for shares issued from the treasury of the Company), of outstanding shares of the Borrower or Subsidiary representing more than fifty percent (50%) of the votes attaching to all outstanding voting shares of the Borrower or Subsidiary, or (ii) the acquisition by an arm’s length third party, directly or indirectly, of all or substantially all of the assets of the Borrower of the Subsidiary, or (iii) the liquidation of the Borrower or the Subsidiary, whether through the declaration of a liquidating dividend or through an amalgamation or restructuring that leads to liquidation or otherwise.

5.9	Use of Proceeds. The proceeds of the Loan are to be used for working capital purposes

6.	EVENT OF DEFAULT.

6.1	For purposes of this Note, if:

(a)	the Borrower fails to pay any amount of principal hereunder or any other amounts under this Note when due and payable,

(b)	any representation or warranty made by the Borrower in the Note shall prove to have been false or misleading in any respect as of the date of the Note,

(c)	the Borrower shall default in the due performance or observance by it of any term, covenant or agreement contained in the Note and provided that if such covenant is capable of being cured, the Corporation fails to cure within a period of fifteen (15) days after such default,

(d)	An event, condition or act shall exist or occur which causes or results in a Material Adverse Effect that continues for a period of fifteen (15) days; or

(e)	(A) the Borrower shall commence any case, proceeding or other action (x) under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, liquidation, moratorium, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, compositions, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, liquidator, custodian, administrator, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower shall make a general assignment for the benefit of its creditors; or (C) there shall be commenced against the Borrower any case, proceeding or other action of a nature referred to in clause (A) above that (x) results in the entry of an order for relief or any such adjudication or appointment or (y) remains undismissed, undischarged or unbonded for a period of 10 days; or (D) there shall be commenced against the Borrower any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 10 days from the entry thereof; or (E) the Borrower shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (A), (B), or (C) above;, such events will constitute an event of default (“Event of Default”).

6.2	Upon the occurrence of an Event of Default the total Principal Amount then outstanding, together with all other amounts then due and outstanding hereunder, will, at the option of the Lender and upon notice to the Borrower, become immediately due and payable to the Lender without further notice, demand or other formality, all of which are hereby waived by Borrower. For greater certainty, upon the Lender’s option to accelerate the payment of the Principal Amount, and any other payments then due and outstanding, the Lender shall not be entitled to any future Harvest Payment Amounts other than any Harvest Payment Amount payable on the next Payment Date.

7.	INTERPRETATION/GENERAL.

7.1	In this Note,

(a)	The division into sections and paragraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Note. The words “hereto”, “herein”, “hereof”, “hereunder” and similar expressions refer to this Note and not to any particular portion of it.

(b)	Words in the singular include the plural and vice versa, words in one gender include all genders, and the words “including”, “include” and “includes” mean “including (or include or includes) without limitation”.

(c)	“Business Day” means any day other than a day which is a Saturday, Sunday or other day on which commercial banks are closed in the Province of Ontario.

7.2	Borrower and the Lender intend that the relationship between them created under this Note will be solely that of creditor and debtor.

7.3	This Note may only be amended by written agreement signed by each of the Borrower and the Lender. Any waiver of any provision of this Note will be effective only if it is in writing and signed by the party to be bound thereby, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of the Lender to exercise, and no delay in exercising, any right under this Note will operate as a waiver of such right. No single or partial exercise of any such right will preclude any further or other exercise of such right.

7.4	All references in this Note to dollars or to “$” are deemed to be references to Canadian currency unless otherwise specifically indicated.

8.	GOVERNING LAW.

This Note is governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.	ASSIGNMENT, ETC.

9.1	Neither this Note nor any of the rights or obligations under this Note are assignable by the Borrower without the prior written consent of the other party.

9.2	The terms and provisions of this Note are binding upon and enure to the benefit of the Borrower, the Lender and their respective successors and permitted assigns.

10.	NOTICE.

10.1	Any notice, direction or other communication required or contemplated by any provision of this Note (a “Notice”) will be in writing and given by personal delivery, by registered mail, by electronic mail transmission, or by overnight courier and addressed:

(a)	in the case of a Notice to the Lender, at:

240 Richmond Street West

Toronto, Ontario

M5V1V6

Attention: Paul Crath

E-mail: pcrath@pbinvest.ca

(b)	in the case of a Notice to the Borrower, at:

40 King Street West, Suite 5800

Toronto, Ontario

M5H 3S1

Attention: J. Obie Strickler

E-mail: obie@grownrogue.com

10.2	Any Notice:

(a)	delivered before 4:30 p.m. local time on a Business Day will be deemed to have been received on the date of delivery and any Notice delivered after 4:30 p.m. local time on a Business Day or delivered on a day other than a Business Day, will be deemed to have been received on the next Business Day.

(b)	mailed will be deemed to have been received seventy two (72) hours after the date it is postmarked, provided that if the day on which the Notice is deemed to have been received is not a Business Day, then the Notice will be deemed to have been received on the next Business Day.

(c)	transmitted by electronic mail will be deemed to have been received upon the sender’s receipt of acknowledgement from the intended recipient.

10.3	If the party sending the Notice knows or might reasonably be expected to know that, at the time of sending or within 72 hours thereafter, normal mail service has been disrupted, then the Notice may only be sent (or re-sent) by delivery, overnight courier, or electronic mail transmission.

10.4	Any Party may change its address for service, its fax number, its e-mail address, the name of the individual to the attention of whom a Notice is to be sent or the Person to whom a copy of the Notice is to be sent, by written notice given to the other Party in accordance with this Section 10.

(signature page follows)

DATED as of the date first above written.

GROWN ROGUE INTERNATIONAL INC.

Per:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	CEO
I have the authority to bind the corporation

GROWN ROGUE GARDENS, LLC

Per:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	Manager
I have the authority to bind the corporation

[signature page to Promissory Note]